Exhibit 12.1

United States Steel Corporation

Computation of Ratio of Earnings to Combined Fixed Charges

and Preferred Stock Dividends

Unaudited

	Year Ended December 31,
(Dollars in Millions)	2005	2004*	2003*		2002*	2001*
Portion of rentals representing interest	$45	$51	$46		$34	$45
Capitalized interest	12	8	8		6	1
Other interest and fixed charges	87	131	156		136	153
Pretax earnings which would be required to cover preferred stock dividend requirements	25	23	35		—	12

Combined fixed charges and preferred stock dividends (A)	$169	$213	$245		$176	$211

Earnings-pretax income with applicable adjustments (B)	$1,467	$1,687	$(559)		$202	$(382)

Ratio of (B) to (A)	8.68	7.92	(a	)	1.15	(b	)

*	During the fourth quarter of 2005, U.S. Steel changed its method of determining the cost of U. S. Steel Kosice’s inventories from the last-in, first-out method to the first-in, first-out method. Prior year results have been adjusted to apply this change retrospectively.
(a)	Earnings did not cover fixed charges and preferred stock dividends by $804 million.
(b)	Earnings did not cover fixed charges and preferred stock dividends by $593 million.